DC

No Act

P.E. 12-28-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07047011

March 2, 2007

Marc D. Hamburg
Vice President and Chief Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, NE 68131

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2007

Re: Berkshire Hathaway Inc.
Incoming letter dated December 28, 2006

Dear Mr. Hamburg:

This is in response to your letter dated December 28, 2006 concerning the shareholder proposal submitted to Berkshire by Judith R. Porter. We also have received a letter from the proponent dated January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Judith R. Porter
161 Whitemarsh Road
Ardmore, PA 19003-1698

1067983

BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375

December 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Berkshire Hathaway Inc.; File No. 1-14905
Shareholder Proposal

Ladies and Gentlemen:

Berkshire Hathaway Inc. ("Berkshire") hereby gives notice to the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") of Berkshire's intention to omit from its 2007 proxy statement and form of proxy ("2007 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement which was submitted to Berkshire by Judith R. Porter (the "Proponent") dated November 6, 2006 for Berkshire's 2007 annual meeting of shareholders. A copy of the Proposal and accompanying cover letter are attached hereto as Exhibit A. Please be advised that pursuant to Rule 14a-8(j), Berkshire has simultaneously notified the Proponent of its intent to omit the Proposal from Berkshire's 2007 Proxy Materials by a copy of this letter.

The Proposal requests that "Berkshire Hathaway Inc. shall not invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S[.] corporations by Executive [O]rder of the President of the United States."

We request the Staff to confirm that it will not recommend that enforcement action be taken if Berkshire omits the Proposal from its 2007 Proxy Materials. It is Berkshire's opinion that the Proposal is excludable pursuant to (i) Rule 14a-8(i)(3) because it violates the SEC's proxy rules; (ii) Rule 14a-8(i)(6) because it is vague and indefinite, and therefore beyond Berkshire's power to implement; and (iii) Rule 14a-8(i)(7) because it relates to Berkshire's ordinary business operations.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague, indefinite and misleading, and thus in violation of Rule 14a-9

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal or supporting statement "is contrary to the proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); see also, Philadelphia Elec. Co. (July 30, 1992); General Elec. Co. (February 5, 2003); PG&E Corp. (March 1, 2002); Smithfield Foods, Inc. (July 18, 2003); H.J. Heinz Co. (May 25, 2001). The Proposal falls squarely within the criteria for exclusion because based on the text of the Proposal and supporting statement, the shareholders will not be adequately informed of what they are being asked to consider. Moreover, if the shareholders were to approve the Proposal, Berkshire[1] would not know what action to take in order to ensure full compliance with its requirements, absent selling all existing foreign corporate investments (i.e., both debt and equity securities) and refraining from all foreign corporate investments in the future.

First, it is not clear from the text of the Proposal and supporting statement what conduct prohibited by Executive Order(s) may be engaged in by foreign corporate issuers that are or may be the subject of Berkshire investment and thus it is unclear what investments will be prohibited. As a result, shareholders voting on the Proposal would not be fully informed as to the potential scope of the limitations imposed by the Proposal's restrictions, and Berkshire and its subsidiaries would not be fully apprised as to precisely which corporations or subsidiaries would be off limits under the Proposal. The text of the Proposal simply reads "by Executive [O]rder," which suggests that investment in any foreign corporation or subsidiary thereof that engages in any activity that would be prohibited for U.S. corporations under any Executive Order ever issued (unless superseded by another Executive order, Presidential proclamation, or applicable law) would be disallowed. Since 1929, 8,936 Executive Orders have been adopted – with 219 issued by President George W. Bush alone.[2] Although our research has not identified publicly available sources that indicate, without examining each individual Executive Order ever adopted, how many of these Executive Orders may have been

[1] Although the Proposal only refers to Berkshire, it is Berkshire's subsidiaries who make substantially all investments (with Berkshire as the beneficial owner of such investments for SEC reporting purposes). This is true of the investment in PetroChina Ltd. referred to in the Proponent's supporting statement, as well as substantially all other investments made by the Berkshire group. We have therefore assumed for purposes of this letter that the Proposal intends to limit the activities of Berkshire and its subsidiaries.

[2] See http://www.archives.gov/federal-register/executive-orders/disposition.html; http://www.whitehouse.gov/news/orders/.

superseded by another Executive Order, Presidential Proclamation or applicable law, we believe it is a fair assumption that there are thousands of Executive Orders currently in effect. Because there is no way to effectively incorporate the terms of every potentially relevant Executive Order into the Proposal or the supporting statement, it would be virtually impossible for shareholders to possess sufficient information to cast an informed vote on the Proposal. It is difficult to imagine any shareholder fully comprehending the number of corporations or subsidiaries that could potentially be implicated by an Executive Order, or the reasons for such implication, or the difficulty of complying with the proposed limitation. Moreover, Berkshire and its subsidiaries would not know what action to take in order to ensure complete compliance with every potentially applicable Executive Order. The Proposal contains no guidelines for implementation of a compliance program, and Berkshire and its subsidiaries have no ability to determine which foreign corporate investments are permissible and which are prohibited.

Although the supporting statement does make specific reference to Executive Order 13067 and a new Executive Order expanding on Executive Order 13067, this reference does not sufficiently correct the vagueness of the Proposal and supporting statement. Neither the Proposal nor the supporting statement provides a sufficiently detailed description of the substantive provisions of any applicable Executive Order. Again, the text of the Proposal provides that Berkshire may not invest in any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S. corporations by *any* (emphasis added) Executive Order issued by a President of the United States. The Proponent fails to provide an adequate description, summary, excerpt, or reproduction of any or all Executive Orders that prohibit activities for U.S. corporations.

The vague and misleading character of the Proposal is illustrated by the fact that the supporting statement discussion of Executive Order 13067 does not adequately inform a shareholder of the relevant substantive provisions of even this Executive Order. The supporting statement reduces Executive Order 13067 to "a trade embargo prohibiting American businesses from operating in the Sudan." An examination of the actual text of Executive Order 13067 demonstrates that this description is an oversimplification. Executive Order 13067 contains a series of enumerated provisions prohibiting specific economic activities, including the importation into the United States of any goods or services of Sudanese origin; exportation or re-exportation, directly or indirectly, to Sudan of any goods, technology, or services from the United States or by a United States person, wherever located; the facilitation by a United States person of the exportation or re-exportation of goods, technology, or services from or to Sudan; the performance by any United States person of any contract in support of an industrial, commercial, public utility, or government project in Sudan; the grant or extension of credits or loans by any United States person to the Government of Sudan; or any transaction by a United States person relating to transportation of cargo to or from Sudan. See Executive Order 13067

(November 3, 1997).[3] The subsequent expansions of Executive Order 13067 issued by President George W. Bush in April 2006 and October 2006 create additional prohibitions blocking the property of persons in connection with Sudan's Darfur region, and blocking property of and prohibiting transactions with the Government of Sudan.[4]

The proposal in H.J. Heinz Company (May 25, 2001) is very similar to the Proposal in question. The proposal requested that H.J. Heinz Company commit itself to the full implementation of the "SA8000 Social Accountability Standards" established by the Council on Economic Priorities, and submit to outside, independent monitoring of compliance with these standards. H.J. Heinz Company noted that as written, the proposal would also require the company to adopt all International Labor Organization ("ILO") conventions, which numbered 180, dated from 1919, and covered a multitude of divergent topics. The company argued that SA8000 and the ILO conventions were merely incorporated by reference into the proposal, and were not "clearly and fully summarized in a manner that would permit the shareholders to reasonably understand the obligations that they would be placing on the Company were they to vote on the Proposal." The Staff found that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite.

The Proposal in the present case suffers from a similar defect. Here, the Proponent's supporting statement does not even attempt to capture the extent or complexity of the restrictions imposed by the three Executive Orders related to Sudan, as they might apply to a foreign corporation being regarded as if it were a U.S. corporation, much less the extent or complexity of the myriad other potentially applicable Executive Orders. Again, the absence of specific substantive provisions or an accurate summary of provisions effectively prevents shareholders from understanding what they are being asked to consider. Moreover, there is no indication of the substantial burdens that compliance with the Proposal could impose on Berkshire and its subsidiaries. Barring investment in foreign corporations or subsidiaries that engage in prohibited "activities" as determined "by Executive Order" gives no indication of the sheer volume of restrictions that would effectively operate to bar Berkshire's and its subsidiaries' investment in all foreign corporations and their subsidiaries, and is clearly not sufficiently informative to either the shareholders or Berkshire. On its face, neither the Proposal nor the supporting statement adequately discloses to shareholders the extent to which the Proposal would operate to effectively eliminate Berkshire's and its subsidiaries' foreign investment opportunities, as discussed in Section II below.

[3] Executive Order 13067 is attached hereto as Exhibit B.

[4] See Executive Order: Blocking Property of Persons in Connection with the Conflict in Sudan's Darfur Region (April 27, 2006), attached hereto as Exhibit C; see also Executive Order: Blocking Property of and Prohibiting Transactions with the Government of Sudan (October 13, 2006), attached hereto as Exhibit D.

Finally, the supporting statement contains materially false and misleading statements in violation of Rule 14a-9. In the final paragraph of the supporting statement, Proponent writes: "The above resolution would prohibit Berkshire Hathaway Inc. from holding securities such as PetroChina Ltd. which is a subsidiary of a corporation whose economic activities have been declared by the President to constitute 'an unusual and extraordinary threat to the national security and foreign policy of the United States.'" Here, Proponent is quoting language from the text of Executive Order 13067, also excerpted in the first paragraph of the supporting statement. This statement, however, is an extremely misleading quotation placed out of context. In Executive Order 13067, the statement "an unusual and extraordinary threat to the national security and foreign policy of the United States" was made in reference to "the policies and actions of the government of Sudan," not the economic activities of PetroChina Ltd. or any other corporation doing business there. Proponent thus completely misconstrues the meaning of the language in Executive Order 13067. A shareholder reading the supporting statement could very likely be misled by the Proponent's erroneous description of Executive Order 13067.

These questions and concerns effectively demonstrate that the Proposal is sufficiently vague and indefinite to warrant exclusion. Its nonexistent manner of implementation and materially false and misleading statements would preclude Berkshire shareholders from making an informed decision regarding the Proposal. Moreover, Berkshire would not be able to determine with any reasonable certainty what actions or measures the Proposal requires. Accordingly, it may be excluded pursuant to Rule 14a-8(i)(3).

II. The Proposal should be excluded pursuant to Rule 14a-8(i)(6) because it is vague and indefinite, and thus beyond Berkshire's power to implement

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. The Staff has taken the position that a company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." See International Business Machines Corp. (January 14, 1992). As discussed above, the Proposal is impermissibly vague and therefore misleading under the Staff's interpretation of Rule 14a-8(i)(3). For the same reasons, it is beyond the power of Berkshire to effectuate, and can therefore be omitted pursuant to Rule 14a-8(i)(6).

Berkshire and its subsidiaries, like other investors, make investments on the basis of publicly available information regarding issuers in which they are considering an investment. This is the case because, when making market investments, an investor has no right to require an issuer to disclose to it more information than is publicly available, and such disclosure might raise insider trading and tipping issues, depending on local laws. Publicly available information, principally consisting of reports filed by issuers with the SEC or similar foreign regulatory bodies, provides no basis for determining whether the applicable issuers are engaged in activities that might be prohibited for U.S. corporations as a result of Executive Orders. This information is not required to be included in a Form 20-F filing by a foreign corporate issuer that submits to the jurisdiction of the SEC. We cannot imagine this information would be available from any publicly available source for non-Form 20-F filers. Indeed, this information is not likely to be known by the foreign corporate issuers themselves. Given the large number of Executive Orders in existence (a number which will only grow over time), foreign corporate issuers are in no position to monitor their status regarding compliance with such Executive Orders, let alone disclose such status publicly. Taking Executive Order 13067 as an example, foreign corporate issuers, unless required to do so by laws applicable to them, would not be expected to engage in the type of monitoring that would enable them to know that on one occasion, one of their subsidiaries used a company in Sudan as a supplier in a small project, or performed on a relatively low-value contract in Sudan. Yet these activities would place the foreign corporate issuer squarely in violation of Executive Order 13067 if it were a U.S. corporation. This type of monitoring, conducted across the whole body of executive orders, is a difficult and complicated endeavor for U.S. corporations with foreign operations who must ensure such compliance; it is not the type of activity issuers would monitor without being required to do so. Absent publicly available disclosure, Berkshire and its subsidiaries would have no ability to determine which foreign corporate issuers could be investment targets and which would be prohibited. The Proposal, however, is asking Berkshire to make precisely that determination. For these reasons, the Proposal is beyond the power of Berkshire and its subsidiaries to effectuate, and may be excluded pursuant to Rule 14a-8(i)(6). Indeed, the Proposal effectively would require Berkshire and its subsidiaries to take an action that is not specifically contemplated by its terms, or those of the supporting statement – to sell all existing foreign corporate investments and to cease making such investments in the future.

III. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to Berkshire's ordinary business operations

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." Most of Berkshire's investment securities are held by its insurance subsidiaries. The ordinary business operations of these insurance subsidiaries include holding investments in corporate securities. Indeed, because the business of insurance requires accepting premiums in return for liabilities that may be paid out at often remote future dates, conducting a profitable insurance business requires successful investing in corporate securities. For Berkshire's foreign insurance subsidiaries, which receive premiums and incur liabilities denominated mostly in foreign currencies, it is necessary to invest in foreign corporate securities in order to avoid a dangerous asset-liability mismatch. As of September 30, 2006, the date of Berkshire's most recent quarterly report on Form 10-Q, the value of securities held by Berkshire's insurance subsidiaries totaled approximately $80 billion. Although Berkshire does not separately report the value of its insurance subsidiaries' foreign corporate securities, certain of these subsidiaries regularly invest in foreign corporate issuers. By effectively restricting Berkshire and its insurance (and other) subsidiaries from investing in the securities of foreign corporate issuers, the Proposal improperly interferes with the ordinary business operations of Berkshire and its insurance subsidiaries. The Staff has granted no-action relief to an investment company under similar circumstances, recognizing that a shareholder proposal seeking to restrict its investment activities could be omitted from its proxy materials on the basis that its ordinary business operations include buying and selling securities. See College Retirement Equities Fund (May 31, 2005) (granting no-action relief to investment company with respect to a proposal calling for a restriction on its investment in certain portfolio securities). See also College Retirement Equities Fund (May 3, 2004) ("the ordinary business operations of an investment company include buying and selling securities"). The policy expressed in these letters appears to be a recognition that securities investing is integral to the business of an investment company; this condition is equally applicable to an insurance company. Indeed, since insurance companies and insurance holding companies would generally be investment companies except for the exclusions, respectively, in Sections 3(b)(3) and 3(b)(6) of the Investment Company Act, the policy that the Staff has followed relative to proxy exclusion no-action letters for investment companies should be equally applicable to insurance companies and insurance holding companies (such as Berkshire).

Although the Staff has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises "significant policy decisions that extend beyond the conduct of ordinary business operations of the [c]ompany," Harsco Corporation (January 4, 1993), the Proposal does not raise such significant policy decisions. In determining whether a proposal addresses significant policy issues, the Staff has previously considered such factors as widespread public debate, media attention, and legislative and regulatory activity. See Staff Legal Bulletin No. 14A (July 12, 2002) (noting the "many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters'"); The Coca-Cola Company (February 7, 2000); and TransAmerica Corp. (January 10, 1990).

While the Proponent does discuss issues surrounding the ongoing crisis in Sudan in her supporting statement reference to Executive Order 13067 and related Executive Orders of President Bush, the text of the Proposal covers all Executive Orders already issued or to be issued in the future, irrespective of what, if any, social policy rationale underlay their provisions. We are unaware of any widespread debate or media attention surrounding the ability of U.S. corporations (such as Berkshire) and their subsidiaries to invest in foreign corporations whose activities would be prohibited under any Executive Order ever adopted if such corporations were U.S. corporations. Nor are we aware of any legislative or regulatory initiatives aiming to address such investments by U.S. corporations, or other significant social policies implicated by such investments. We do not believe there is any support for allowing a reference such as that made here, in the Proponent's supporting statement, to serve as the basis for permitting the inclusion of a proposal that would have such a broad impact on an issuer's and its subsidiaries' ordinary business activities. See College Retirement Equities Fund (May 31, 2005) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal calling for a restriction on an investment company's investment in certain portfolio securities, where the investment company asserted that there was no clear link between the activities of the companies in which it invested and the controversial topic that was the source of the proponent's concern).

Based on the foregoing, the Proposal may properly be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based on the foregoing analysis, Berkshire respectfully requests that the Staff concur with its view that it may properly omit the Proposal from its 2007 Proxy Materials.

Any questions or comments with respect to the subject matter should be addressed to the undersigned at (402) 346-1400.

Sincerely,



Marc D. Hamburg
Vice President & Chief Financial Officer

MDH/es

EXHIBIT A

Proposal and Accompanying Cover Letter

[Attached]

JUDITH R PORTER
161 Whitemarsh Road
Ardmore, PA 19003-1698

November 6, 2006

Forrest N. Krutter
Secretary
Berkshire Hathaway, Inc.
1440 Kietwit Plaza
Omaha, NE 68131

Dear Mr. Krutter:

I am writing to submit a shareholder resolution for inclusion in the proxy statement for presentation at the 2007 Annual Meeting of the Corporation.

I am the owner of 10 shares of Berkshire Hathaway Stock – Class B. I enclose a letter from Vanguard Brokerage Services stating that I have held these shares continuously since June 13, 2005. It is my intention to continue to hold these shares through the date of the upcoming annual meeting, As such, I believe that I am in accordance with the provisions of Rule 14a-8 of the Securities and Exchange Commission.

The resolution that I am submitting is as follows:

> **Resolved that Berkshire Hathaway Inc. shall not invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S corporations by Executive order of the President of the United States.**

I include this resolution and a discussion of it on a separate sheet enclosed with this letter.

Finally, I appoint my husband, Gerald J. Porter, as my agent with authority to act for me in this matter, including representing me at the annual meeting of the Corporation.

Sincerely yours,



Judith R. Porter

11-10-06P02:08 RCVD

Resolved that Berkshire Hathaway Inc. shall not invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S corporations by Executive order of the President of the United States.

Discussion: On November 3, 1997 President William J. Clinton issued Executive Order 13067 which imposed a trade embargo prohibiting American businesses from operating in the Sudan This action was taken "after finding that the policies and actions of the Government of Sudan, including continued support for international terrorism, ongoing efforts to destabilize neighboring governments, and the prevalence of human rights violations, including slavery and the denial of religious freedom, constituted an unusual and extraordinary threat to the national security and foreign policy of the United States."

On March 29, 2005, the United Nations Security Council issued Resolution 1591 and most recently Resolution 1672 on April 25, 2006, condemning the continued violations of human rights and international humanitarian law in Sudan's Darfur region and, in particular, the continuation of violence against civilians and sexual violence against women and girls.

In response to the Resolutions, on April 27, 2006, President George W. Bush issued a new Executive Order expanding Executive Order No. 13067.

While it is true that American companies can not do business in the Sudan, Americans can invest in Asian and European companies that do business in the Sudan. For example, **PetroChina Ltd.**, is a subsidiary of **China National Petroleum Corporation (CNPC),** the dominant international player in Sudan's oil sector.

The above resolution would prohibit Berkshire Hathaway Inc. from holding securities such as PetroChina Ltd. which is a subsidiary of a corporation whose economic activities have been declared by the President to constitute "an unusual and extraordinary threat to the national security and foreign policy of the United States."

October 20, 2006


Vanguard®

Vanguard® Flagship™ Service

P.O. Box 1103
Valley Forge, PA 19482-1103

www.vanguard.com

Judith R Porter
161 Whitemarsh Rd
Ardmore, PA 19003-1634

Re: Account 41V469965

Dear Ms. Porter:

Please accept this letter as confirmation that you have held Berkshire Hathaway stock (BRK B) in the above-referenced Vanguard Brokerage Services account for more than one year. Our records indicate that you originally purchased this stock on June 13, 2005 and no shares have been sold since that time.

For complete information about any of our investment services, please visit our website at **www.vanguard.com** to access and download information.

Thank you for your continued confidence in Vanguard. If you have any questions, please feel free to contact me at 800-345-1344, extension 8598. Flagship's business hours are Monday through Friday from 8 a.m. to 10 p.m. and on Saturday from 9 a.m. to 4 p.m., Eastern time. We look forward to serving your investment needs in the years ahead.

Sincerely,



Michael Crowley
Registered Representative

Correspondence Number 20051466

EXHIBIT B

Executive Order 13067: Blocking Sudanese Government Property and Prohibiting Transactions with Sudan (November 5, 1997)

[Attached]

Federal Register
Vol. 62, No. 214
Wednesday, November 5, 1997

Presidential Documents

Title 3—

The President

Executive Order 13067 of November 3, 1997

Blocking Sudanese Government Property and Prohibiting Transactions With Sudan

By the authority vested in me as President by the Constitution and the laws of the United States of America, including the International Emergency Economic Powers Act (50 U.S.C. 1701 *et seq.*) (IEEPA), the National Emergencies Act (50 U.S.C. 1601 *et seq.*), and section 301 of title 3, United States Code;

I, WILLIAM J. CLINTON, President of the United States of America, find that the policies and actions of the Government of Sudan, including continued support for international terrorism; ongoing efforts to destabilize neighboring governments; and the prevalence of human rights violations, including slavery and the denial of religious freedom, constitute an unusual and extraordinary threat to the national security and foreign policy of the United States, and hereby declare a national emergency to deal with that threat. I hereby order:

Section 1. Except to the extent provided in section 203(b) of IEEPA (50 U.S.C. 1702(b)) and in regulations, orders, directives, or licenses that may be issued pursuant to this order, all property and interests in property of the Government of Sudan that are in the United States, that hereafter come within the United States, or that hereafter come within the possession or control of United States persons, including their overseas branches, are blocked.

Sec. 2. The following are prohibited, except to the extent provided in section 203(b) of IEEPA (50 U.S.C. 1702(b)) and in regulations, orders, directives, or licenses that may be issued pursuant to this order:

(a) the importation into the United States of any goods or services of Sudanese origin, other than information or informational materials;

(b) the exportation or reexportation, directly or indirectly, to Sudan of any goods, technology (including technical data, software, or other information), or services from the United States or by a United States person, wherever located, or requiring the issuance of a license by a Federal agency, except for donations of articles intended to relieve human suffering, such as food, clothing, and medicine;

(c) the facilitation by a United States person, including but not limited to brokering activities, of the exportation or reexportation of goods, technology, or services from Sudan to any destination, or to Sudan from any location;

(d) the performance by any United States person of any contract, including a financing contract, in support of an industrial, commercial, public utility, or governmental project in Sudan;

(e) the grant or extension of credits or loans by any United States person to the Government of Sudan;

(f) any transaction by a United States person relating to transportation of cargo to or from Sudan; the provision of transportation of cargo to or from the United States by any Sudanese person or any vessel or aircraft of Sudanese registration; or the sale in the United States by any person holding authority under subtitle 7 of title 49, United States Code, of any transportation of cargo by air that includes any stop in Sudan; and

(g) any transaction by any United States person or within the United States that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in this order.

Sec. 3. Nothing in this order shall prohibit:

(a) transactions for the conduct of the official business of the Federal Government or the United Nations by employees thereof; or

(b) transactions in Sudan for journalistic activity by persons regularly employed in such capacity by a news-gathering organization.

Sec. 4. For the purposes of this order:

(a) the term "person" means an individual or entity;

(b) the term "entity" means a partnership, association, trust, joint venture, corporation, or other organization;

(c) the term "United States person" means any United States citizen, permanent resident alien, entity organized under the laws of the United States (including foreign branches), or any person in the United States; and

(d) the term "Government of Sudan" includes the Government of Sudan, its agencies, instrumentalities and controlled entities, and the Central Bank of Sudan.

Sec. 5. The Secretary of the Treasury, in consultation with the Secretary of State and, as appropriate, other agencies, is hereby authorized to take such actions, including the promulgation of rules and regulations, and to employ all powers granted to me by IEEPA, as may be necessary to carry out the purposes of this order. The Secretary of the Treasury may redelegate any of these functions to other officers and agencies of the United States Government. All agencies of the United States Government are hereby directed to take all appropriate measures within their authority to carry out the provisions of this order.

Sec. 6. Nothing contained in this order shall create any right or benefit, substantive or procedural, enforceable by any party against the United States, its agencies or instrumentalities, its officers or employees, or any other person.

Sec. 7. (a) This order shall take effect at 12:01 a.m. eastern standard time on November 4, 1997, except that trade transactions under contracts in force as of the effective date of this order may be performed pursuant to their terms through 12:01 a.m. eastern standard time on December 4, 1997, and letters of credit and other financing agreements for such underlying trade transactions may be performed pursuant to their terms.

(b) This order shall be transmitted to the Congress and published in the **Federal Register**.

William J. Clinton

THE WHITE HOUSE,
November 3, 1997.

[FR Doc. 97-29464
Filed 11-4-97; 11:22 am]
Billing code 3195-01-P

EXHIBIT C

Executive Order: Blocking Property of Persons in Connection with the Conflict in Sudan's Darfur Region (April 27, 2006)

[Attached]



THE WHITE HOUSE
PRESIDENT
GEORGE W. BUSH

CLICK HERE TO PRINT

For Immediate Release
Office of the Press Secretary
April 27, 2006

Executive Order: Blocking Property of Persons in Connection with the Conflict in Sudan's Darfur Region

By the authority vested in me as President by the Constitution and the laws of the United States of America, including the International Emergency Economic Powers Act (50 U.S.C. 1701 et seq.)(IEEPA), the National Emergencies Act (50 U.S.C. 1601 et seq.)(NEA), section 5 of the United Nations Participation Act, as amended (22 U.S.C. 287c)(UNPA), and section 301 of title 3, United States Code,

I, GEORGE W. BUSH, President of the United States of America, find that an unusual and extraordinary threat to the national security and foreign policy of the United States is posed by the persistence of violence in Sudan's Darfur region, particularly against civilians and including sexual violence against women and girls, and by the deterioration of the security situation and its negative impact on humanitarian assistance efforts, as noted by the United Nations Security Council in Resolution 1591 of March 29, 2005, and, to deal with that threat, hereby expand the scope of the national emergency declared in Executive Order 13067 of November 3, 1997, with respect to the policies and actions of the Government of Sudan, and hereby order:

Section 1. (a) Except to the extent that sections 203(b) (1), (3), and (4) of IEEPA (50 U.S.C. 1702(b)(1), (3), and (4)) may apply, or to the extent provided in regulations, orders, directives, or licenses that may be issued pursuant to this order, and notwithstanding any contract entered into or any license or permit granted prior to the effective date of this order, all property and interests in property of the following persons, that are in the United States, that hereafter come within the United States, or that are or hereafter come within the possession or control of any United States person, including any overseas branch, are blocked and may not be transferred, paid, exported, withdrawn, or otherwise dealt in:

(i) the persons listed in the Annex to this order; and

(ii) any person determined by the Secretary of the Treasury, after consultation with the Secretary of State:

(A) to have constituted a threat to the peace process in Darfur;

(B) to have constituted a threat to stability in Darfur and the region;

(C) to be responsible for conduct related to the conflict in Darfur that violates international law;

(D) to be responsible for heinous conduct with respect to human life or limb related to the conflict in Darfur;

(E) to have directly or indirectly supplied, sold, or transferred arms or any related materiel, or any assistance, advice, or training related to military activities to:

(1) the Government of Sudan;

(2) the Sudan Liberation Movement/Army;

(3) the Justice and Equality Movement;

(4) the Janjaweed; or

(5) any person (other than a person listed in subparagraph (E)(1) through (E)(4) above) operating in the states of

North Darfur, South Darfur, or West Darfur that is a belligerent, a nongovernmental entity, or an individual;

(F) to be responsible for offensive military overflights in and over the Darfur region;

(G) to have materially assisted, sponsored, or provided financial, materiel, or technological support for, or goods or services in support of, the activities described in paragraph (a)(ii)(A) through (F) of this section or any person listed in or designated pursuant to this order; or

(H) to be owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any person listed in or designated pursuant to this order.

(b) I hereby determine that, to the extent section 203(b)(2) of IEEPA (50 U.S.C. 1702(b)(2)) may apply, the making of donations of the type of articles specified in such section by, to, or for the benefit of any person listed in or designated pursuant to this order would seriously impair my ability to deal with the national emergency declared in Executive Order 13067 and expanded in this order, and I hereby prohibit such donations as provided by paragraph (a) of this section.

(c) The prohibitions of paragraph (a) of this section include, but are not limited to, (i) the making of any contribution or provision of funds, goods, or services by, to, or for the benefit of any person listed in or designated pursuant to this order, and (ii) the receipt of any contribution or provision of funds, goods, or services from any such person.

Sec. 2. (a) Any transaction by a United States person or within the United States that evades or avoids, has the purpose of evading or avoiding, or attempts to violate any of the prohibitions set forth in this order is prohibited.

(b) Any conspiracy formed to violate any of the prohibitions set forth in this order is prohibited.

Sec. 3. For the purposes of this order:

(a) the term "person" means an individual or entity;

(b) the term "entity" means a partnership, association, trust, joint venture, corporation, group, subgroup, or other organization;

(c) the term "United States person" means any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches), or any person in the United States; and

(d) the term "arms or any related materiel" means arms or related materiel of all types, military aircraft, and equipment, but excludes:

(i) supplies and technical assistance, including training, intended solely for use in authorized monitoring, verification, or peace support operations, including such operations led by regional organizations;

(ii) supplies of non-lethal military equipment intended solely for humanitarian use, human rights monitoring use, or protective use, and related technical assistance, including training;

(iii) supplies of protective clothing, including flak jackets and military helmets, for use by United Nations personnel, representatives of the media, and humanitarian and development workers and associated personnel, for their personal use only;

(iv) assistance and supplies provided in support of implementation of the Comprehensive Peace Agreement signed January 9, 2005, by the Government of Sudan and the People's Liberation Movement/Army; and

(v) other movements of military equipment and supplies into the Darfur region by the United States or that are permitted by a rule or decision of the Secretary of State, after consultation with the Secretary of the Treasury.

Sec. 4. For those persons listed in or designated pursuant to this order who might have a constitutional presence in the United States, I find that because of the ability to transfer funds or other assets instantaneously, prior notice to such persons of measures to be taken pursuant to this order would render these measures ineffectual. I therefore determine that, for these measures to be effective in addressing the national emergency declared in Executive Order 13067 and expanded by this order, there need be no prior notice of a listing or determination made pursuant to section 1 of this order.

Sec. 5. The Secretary of the Treasury, after consultation with the Secretary of State, is hereby authorized to take such actions, including the promulgation of rules and regulations, and to employ all powers granted to the President by IEEPA and UNPA as may be necessary to carry out the purposes of this order. The Secretary of the Treasury may redelegate any of these functions to other officers and agencies of the United States Government, consistent with applicable law. All agencies of the United States Government are hereby directed to take all appropriate measures within their authority to carry out the provisions of this order and, where appropriate, to advise the Secretary of the Treasury in a timely manner of the measures taken. The Secretary of the Treasury shall ensure compliance with those provisions of section 401 of the NEA (50 U.S.C. 1641) applicable to the Department of the Treasury in relation to this order.

Sec. 6. The Secretary of the Treasury, after consultation with the Secretary of State, is hereby authorized to submit the recurring and final reports to the Congress on the national emergency expanded by this order, consistent with section 401(c) of the NEA (50 U.S.C. 1641(c)) and section 204(c) of the IEEPA (50 U.S.C. 1703 (c)).

Sec. 7. The Secretary of the Treasury, after consultation with the Secretary of State, is hereby authorized to determine, subsequent to the issuance of this order, that circumstances no longer warrant the inclusion of a person in the Annex to this order and that the property and interests in property of that person are therefore no longer blocked pursuant to section 1 of this order.

Sec. 8. This order is not intended to, and does not, create any right, benefit, or privilege, substantive or procedural, enforceable at law or in equity by any party against the United States, its departments, agencies, instrumentalities, or entities, its officers or employees, or any other person.

Sec. 9. This order is effective at 12:01 a.m. eastern daylight time on April 27, 2006.

GEORGE W. BUSH

THE WHITE HOUSE,

April 26, 2006.

ANNEX

Individuals

1. Gabril Abdul Kareem Badri [Colonel for the National Movement for Reform and Development (NMRD), born circa 1961]

2. Gaffar Mohmed El Hassan [Major General for the Sudan Armed Forces, born June 24, 1952]

3. Musa Hilal [Sheikh and Paramount Chief of the Jalul Tribe in North Darfur, born circa 1960]

4. Adam Yacub Shant [Commander for the Sudan Liberation Army (SLA), born circa 1976]

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EXHIBIT D

Executive Order: Blocking Property of and Prohibiting Transactions with the Government of Sudan (October 13, 2006)

[Attached]


THE WHITE HOUSE
PRESIDENT
GEORGE W. BUSH

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For Immediate Release
Office of the Press Secretary
October 13, 2006

Executive Order: Blocking Property of and Prohibiting Transactions with the Government of Sudan

In Focus: Africa

By the authority vested in me as President by the Constitution and the laws of the United States of America, including the International Emergency Economic Powers Act (50 U.S.C. 1701 et seq.)(IEEPA), the National Emergencies Act (50 U.S.C. 1601 et seq.)(NEA), and section 301 of title 3, United States Code, and taking appropriate account of the Darfur Peace and Accountability Act of 2006 (the "Act"),

I, GEORGE W. BUSH, President of the United States of America, find that, due to the continuation of the threat to the national security and foreign policy of the United States created by certain policies and actions of the Government of Sudan that violate human rights, in particular with respect to the conflict in Darfur, where the Government of Sudan exercises administrative and legal authority and pervasive practical influence, and due to the threat to the national security and foreign policy of the United States posed by the pervasive role played by the Government of Sudan in the petroleum and petrochemical industries in Sudan, it is in the interests of the United States to take additional steps with respect to the national emergency declared in Executive Order 13067 of November 3, 1997. Accordingly, I hereby order:

Section 1. Except to the extent provided in section 203(b) of IEEPA (50 U.S.C. 1702(b)) or in regulations, orders, directives, or licenses that may be issued pursuant to this order, all property and interests in property of the Government of Sudan that are in the United States, that hereafter come within the United States, or that are or hereafter come within the possession or control of United States persons, including their overseas branches, are blocked and may not be transferred, paid, exported, withdrawn, or otherwise dealt in.

Sec. 2. Except to the extent provided in section 203(b) of IEEPA (50 U.S.C. 1702(b)) or in regulations, orders, directives, or licenses that may be issued pursuant to this order, and notwithstanding any contract entered into or any license or permit granted prior to the effective date of this order, all transactions by United States persons relating to the petroleum or petrochemical industries in Sudan, including, but not limited to, oilfield services and oil or gas pipelines, are prohibited.

Sec. 3. (a) Any transaction by a United States person or within the United States that evades or avoids, has the purpose of evading or avoiding, or attempts to violate any of the prohibitions set forth in this order is prohibited.

(b) Any conspiracy formed to violate any of the prohibitions set forth in this order is prohibited.

Sec. 4. (a) Subject to paragraph (b) of this section, restrictions imposed by this order shall be in addition to, and do not derogate from, restrictions imposed in and under Executive Order 13067.

(b)(i) None of the prohibitions in section 2 of Executive Order 13067 shall apply to activities or related transactions with respect to Southern Sudan, Southern Kordofan/Nuba Mountains State, Blue Nile State, Abyei, Darfur, or marginalized areas in and around Khartoum, provided that the activities or transactions do not involve any property or interests in property of the Government of Sudan.

(ii) The Secretary of State, after consultation with the Secretary of the Treasury, may define the term "Southern Sudan, Southern Kordofan/Nuba Mountains State, Blue Nile State, Abyei, Darfur, or marginalized areas in and around Khartoum" for the purposes of this order.

(c) The function of the President under subsection 6(c)(1) of the Comprehensive Peace in Sudan Act of 2004

(Public Law 108 497), as amended by section 5(a)(3) of the Act, is assigned to the Secretary of the Treasury as appropriate in the performance of such function.

(d) The functions of the President under subsection 6(c)(2) and the last sentence of 6(d) of the Comprehensive Peace in Sudan Act of 2004 (Public Law 108 497), as amended by subsections 5(a)(3) and (b), respectively, of the Act, are assigned to the Secretary of State, except that the function of denial of entry is assigned to the Secretary of Homeland Security.

(e) The functions of the President under sections 7 and 8 of the Act are assigned to the Secretary of State.

Sec. 5. Nothing in this order shall prohibit:

(a) transactions for the conduct of the official business of the Federal Government or the United Nations by employees thereof; or

(b) transactions in Sudan for journalistic activity by persons regularly employed in such capacity by a news gathering organization.

Sec. 6. For the purposes of this order:

(a) the term "person" means an individual or entity;

(b) the term "entity" means a partnership, association, trust, joint venture, corporation, group, subgroup, or other organization;

(c) the term "United States person" means any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches), or any person in the United States; and

(d) the term "Government of Sudan" includes the Government of Sudan, its agencies, instrumentalities, and controlled entities, and the Central Bank of Sudan, but does not include the regional government of Southern Sudan.

Sec. 7. For those persons whose property and interests in property are blocked pursuant to section 1 of this order who might have a constitutional presence in the United States, I find that, because of the ability to transfer funds or other assets instantaneously, prior notice to such persons of measures to be taken pursuant to this order would render these measures ineffectual. I therefore determine that for these measures to be effective in addressing the national emergency declared in Executive Order 13067 there need be no prior notice of a determination made pursuant to section 1 of this order.

Sec. 8. The Secretary of the Treasury, after consultation with the Secretary of State, is hereby authorized to take such actions, including the promulgation of rules and regulations, and to employ all powers granted to the President by IEEPA as may be necessary to carry out the purposes of this order. The Secretary of the Treasury may redelegate any of these functions to other officers and agencies of the United States Government, consistent with applicable law. All executive agencies of the United States Government are hereby directed to take all appropriate measures within their authority to carry out the provisions of this order and, where appropriate, to advise the Secretary of the Treasury in a timely manner of the measures taken. The Secretary of the Treasury shall ensure compliance with those provisions of section 401 of the NEA (50 U.S.C. 1641) applicable to the Department of the Treasury in relation to this order.

Sec. 9. This order is not intended to, and does not, create any right, benefit, or privilege, substantive or procedural, enforceable at law or in equity by any party against the United States, its departments, agencies, instrumentalities, or entities, its officers or employees, or any other person.

Sec. 10. This order shall take effect upon the enactment of the Darfur Peace and Accountability Act of 2006.

GEORGE W. BUSH

THE WHITE HOUSE,

October 13, 2006.

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JUDITH R PORTER
161 Whitemarsh Road
Ardmore, PA 19003-1698

January 2, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Berkshire Hathaway Inc.; File No. 1-14905
Shareholder Proposal

Ladies and Gentlemen:

I write in response to the letter submitted to you, dated December 28,2006, by Berkshire Hathaway Inc. ("Berkshire") stating its intention to omit from its 2007 proxy statement and proxy materials a proposal and supporting statement that I submitted to Berkshire dated November 6, 2006.

The proposal requests that "Berkshire Hathaway Inc. shall not invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited by U.S. corporations by Executive Order of the President of the United States."

I. Berkshire claims that the proposal should be omitted because it contains "false or misleading statements", is "vague, indefinite and misleading and therefore beyond Berkshire's power to implement;" and "because it relates to Berkshire's ordinary business operations."

I am not an attorney and I do not have access to a staff of attorneys to address these issues by citing precedents and laws. My goal is very simple. Two presidents of the United States have declared the situation in Darfur to be genocide and have by executive order prohibited U.S. companies from engaging in certain business activities in the Sudan. When U.S. companies withdrew from the Sudan certain foreign companies entered or expanded their business activities in the Sudan. While it is not illegal for U.S. companies to invest in these foreign companies, I do believe that such investments violate the spirit if not the letter of the Executive Orders. As a shareholder of Berkshire I believe the company should adhere to these higher ethical standards. I submitted my proposal to give other shareholders the opportunity to join with me in protesting Berkshire's investment in companies such as PetroChina which engage in business activities in the Sudan that would be prohibited for U.S. companies.

I. Berkshire claims that my proposal is too vague because it is not clear "what conduct prohibited by foreign corporate issuers ... will be prohibited. Furthermore there are nearly 9,000 Executive Orders that have been issued since 1929 and it is difficult to keep track of all these executive orders.

The number of U.S. and state laws that Berkshire must respect in its day to day activities surely far surpasses the number of Executive Orders, yet Berkshire can not claim that it does not have to obey these because there are too many laws. I phrased my proposal in the way I did because I believe in the general principle that is stated in the proposal and did not desire to return to this issue again if a future president declares another genocide. Nevertheless, if Berkshire is willing to accept my proposal for presentation to the shareholders, I am willing to modify my proposal to read that "Berkshire Hathaway Inc. shall not invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited by U.S. corporations by Executive Order 13067 of the President of the United States."

Berkshire further claims that my proposal is vague and misleading because it "does not adequately inform a shareholder of the relevant provisions of Executive Order 13067."

The texts of these Executive Orders are eight or nine pages in length. It would be unreasonable for me to ask Berkshire to reprint the full texts so that the shareholders are adequately informed of the consequences. I would have no objection, however, if web links for the proposals were given in the proxy statement and Berkshire agreed to furnish full texts to any shareholder requesting the text.

It would have been simpler for me to propose that Berkshire not invest in any company doing business in the Sudan; however, I do believe that it is appropriate for certain companies whose business activities benefit all Sudanese, such as pharmaceutical companies, to do business in the Sudan. Rather than enumerate all contingencies I simply referred to the Executive Orders as a standard that I think is appropriate.

Berkshire claims that my statement:

> The above resolution would prohibit Berkshire Hathaway Inc. from holding securities such as PetroChina Ltd. which is a subsidiary of a corporation whose economic activities have been declared by the President to constitute "an unusual and extraordinary threat to the national security and foreign policy of the United States."

is a misleading quotation placed out of context since the phrase "an unusual and extraordinary threat to the national security and foreign policy of the United States." in Executive order 13067 was made in reference "to the policies and actions of the government of the Sudan" not the activities of any corporation doing business there.

Berkshire is technically correct; however, in so much as the business activities of companies such as PetroChina support the activities and policies of the government of the Sudan they support activities have been declared by the President to constitute "an unusual and extraordinary threat to the national security and foreign policy of the United States." I understand that Berkshire is concerned that shareholders may be confused by my statement so I am willing to amend it as follows:

> The above resolution would prohibit Berkshire Hathaway Inc. from holding securities such as PetroChina Ltd. which is a subsidiary of a corporation whose economic activities support policies and activities of the government of the Sudan that have been declared by the President to constitute "an unusual and extraordinary threat to the national security and foreign policy of the United States."

II. Berkshire claims that my proposal is "vague and indefinite, and ... beyond Berkshire's power to implement.

Berkshire ranks as one of the premier holding companies in the world. Mr. Buffett's financial acumen is widely known and respected. Before making any serious investment significant research is done. I am certain that Berkshire was well aware of PetroChina's investments in the Sudan before purchasing shares in the company. At the end of 2005, Berkshire's investment in PetroChina had a value in excess of $2 billion and Berkshire was the largest non-governmental investor in PetroChina. Berkshire claims that it will not be able to implement my proposal because there is inadequate information available on foreign companies and it would be impossible to determine if "on one occasion, one of their subsidiaries used a company in Sudan as a supplier in a small project, or performed on a relatively low-value contract in Sudan." By reducing my proposal to this absurdity, Berkshire ignores the fact that much information about foreign companies doing business in the Sudan is available publicly. For example The Allard K. Lowenstein International Human Rights Law Clinic at Yale Law School has prepared an extensive document on this subject that was used to support the decision by Yale and other schools to not invest in certain corporations doing business in the Sudan. This report is available on the internet at:
http://www.acir.yale.edu/YaleLowensteinSudanReport.pdf
In addition, additional information is provided by the Sudan Divestment Task Force. A screener for mutual fund investments, for example, is available at
http://www.sudandivestment.org/screener.asp.

My concern is about investments in the large foreign corporations that provide support for the genocide in Darfur. These companies are readily identifiable. We have already indicated that we are willing to limit our proposal to Executive Order 13067. We are further willing to insert a "good faith" clause in the proposal to indicate that we are aware that from time to time some investment made by Berkshire or one of its subsidiaries might be in a small company engaged in business in the Sudan that would violate the spirit of Executive Order 13067. In particular we are willing to modify our proposal as follows:

> Resolved that Berkshire Hathaway Inc. shall make a good faith effort not to invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S corporations by Executive Order 13067 of the President of the United States.

As an alternative we could have referred to significant or substantial investments. We chose not to do this because of the ambiguity associated with those words. We do believe that the changes we have made in the proposal address Berkshire's concern about their ability to implement the proposal.

III. Berkshire claims that the proposal may be excluded because it relates to Berkshire's ordinary business operations.

We understand that for Berkshire's foreign insurance subsidiaries it may be necessary to invest in foreign corporate securities. It was never the intent of my proposal to prohibit Berkshire from such investments. We understand Berkshire's concern that by including all

Resolved that Berkshire Hathaway Inc. shall make a "good faith" effort not to invest in the securities of any foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S corporations by Executive Order 13067 of the President of the United States.

Discussion: On November 3, 1997 President William J. Clinton issued Executive Order 13067 which imposed a trade embargo prohibiting American businesses from operating in the Sudan This action was taken "after finding that the policies and actions of the Government of Sudan, including continued support for international terrorism, ongoing efforts to destabilize neighboring governments, and the prevalence of human rights violations, including slavery and the denial of religious freedom, constituted an unusual and extraordinary threat to the national security and foreign policy of the United States."

On March 29, 2005, the United Nations Security Council issued Resolution 1591 and most recently Resolution 1672 on April 25, 2006, condemning the continued violations of human rights and international humanitarian law in Sudan's Darfur region and, in particular, the continuation of violence against civilians and sexual violence against women and girls.

In response to the Resolutions, on April 27, 2006, President George W. Bush issued a new Executive Order expanding Executive Order No. 13067.

While it is true that American companies can not do business in the Sudan, Americans can invest in Asian and European companies that do business in the Sudan. For example, PetroChina Ltd. , is a subsidiary of China National Petroleum Corporation (CNPC), the dominant international player in Sudan's oil sector.

The above resolution would prohibit Berkshire Hathaway Inc. from holding securities such as PetroChina Ltd. which is a subsidiary of a corporation whose economic activities support policies and activities of the government of the Sudan that have been declared by the President to constitute "an unusual and extraordinary threat to the national security and foreign policy of the United States."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Berkshire Hathaway Inc.
Incoming letter dated December 28, 2006

The proposal seeks to restrict Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States.

There appears to be some basis for your view that Berkshire may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Berkshire omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Berkshire relies.

Sincerely,



Rebekah J. Toton
Attorney-Adviser

END